Truso, Inc.



ANNUAL REPORT

651 N Broad St, STE 205 #4700

Middletown, DE 19709

(972) 878-3037

https://www.jointruso.com/

This Annual Report is dated April 29, 2022.

BUSINESS

We believe TruSo has created one of the world's first social networking app that is truly social, inclusive and empowering for all individuals.

- Through the use of video, TruSo creates meaningful interactions through a social environment that is as close to face-to-face as one can get - providing "a great way to feel more emotionally connected to other people," according to psychologists.

- Unlike audio-only apps, TruSo was built from the ground up to be inclusive of all mobile phone users, as well as the over 360 million individuals worldwide who are Deaf and hard of hearing.

- TruSo is a social networking platform created to empower individuals both professionally and financially with a built-in monetization structure and in-app resource library with over 100 documents and forms for entrepreneurs. One doesn't need a million followers to monetize on TruSo. Community+ members can earn money simply by inviting others to the platform.

- Truly Social, the TruSo app is an extension of community barbershops and beauty shops around the world where significant conversation occurs. Founded by individuals who understand the nuances of niche communities. TruSo also includes built-in chat, allowing individuals to directly connect with other individuals without leaving the application.

TruSo intends to earn revenue from two different revenue streams:

1. Paid subscriptions: TruSo memberships range from free to premium (paid) memberships. (Paid subscriptions will go into effect in phase 2 of the app. For now the app is entirely free and our focus is customer acquisition).

2. Sponsorships: Planned Revenue earned from future ad partners.

Regarding TruSo's corporate structure, its full legal name is Truso, Inc. and is a Delaware C Corporation. There is no parent company, nor is Truso, Inc. a subsidiary, or previous entity company.

The Company's CEO is currently the CEO of two other businesses that are his primary roles. The Company's CEO does not currently receive a salary at this time. Once the Company has continued its growth and fundraising time period, the Company plans to expand its leadership team and invest in developing the team's business. Please refer to the Directors & Officer's section for more details and our risk factors.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 8,285,000

Use of proceeds: Founder's shares issued at par value.

Date: February 12, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

The company was formed in 2021 and therefore provided financial statements from inception to the date of our launch preparation. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $24,930, an operating cash flow loss of $17,191 and liquid assets in cash of $12, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months without raising capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results.

Foreseeable major expenses based on projections:

Product Development
Product research, development, and security will most often be the greatest startup costs. It has proven to be for TruSo. We will continue to add features beyond our MVP that include features users need, or simply want more of. This is a warranted expense in order to avoid any negative affects on our performance if we only deliver the bare minimum, even while in Beta.

Marketing
Marketing and advertising, and more specifically paid advertisement, will be essential to the success of TruSo. This is an intelligent channel to acquire users, etc., but it does come with a cost; not only a cost to run paid advertisements but costs to test metrics. We will first allocate a portion of our 12% marketing budget for testing and data.

Legal and Domain & Hosting
We saw it beneficial to combine the projected expenses for Legal and Domain & Hosting to emphasize our efforts to protect TruSo's intellectual property (IP). Though our Chief Legal Counsel will lead these efforts, it exceeds their scope. Therefore, we will retain outside counsel to understand the elements of our technology that can be patented.

Other Expenses
This is a category often overlooked, or simply not sufficiently accounted for. TruSo has decided to allocate a certain percentage as a retainer to accommodate for minor and major technological

adjustments needed to correct certain errors made in the MVP, wrong hires, and additional marketing spend.

Future operational challenges:

Operational challenges include raising enough funds to continue developing our application. Further, the company is subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on our operations, or losses of permits that could result in us ceasing operations. However, fully confindent in its in-house general legal counsel and financial team, it will mitigate these risks.

Future challenges related to capital resources:

In relation to capital resources, our crowdfunding campaign is important for the success and growth of our business. As we are in the early start-up stage, we require capital to be able to develop and grow further. Without capital resources we will not be able to succeed.

Future milestones and events:

As shared earlier, during the next 12 months, the company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determine to be necessary.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: dba My Lawn Mower & Me

Amount Owed: $308.25

Interest Rate: 0.0%

Creditor: The Brand Pillars LLC

Amount Owed: $4,779.32

Interest Rate: 0.0%

Creditor: Thompsine Properties LLC

Amount Owed: $1,012.00

Interest Rate: 0.0%

Creditor: Matthew Newman

Amount Owed: $11,078.50

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matthew Newman

Matthew Newman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chairman & Chief Executive Officer

Dates of Service: February 17, 2021 - Present

Responsibilities: Responsible for strategizing and leading company growth. Does not currently receive a salary. A salary for the issuer, Matthew Newman, will only be granted in month 13 if the maximum campaign goal of $1.07M is reached. Should the company not reach the maximum goal, we will postpone salary distribution to the issuer until there is a reasonable amount of positive cash flow to prevent jeopardizing the operations of the company. The issuer, Matthew Newman, manages the day-to-day of both entities. Strategy and implementation, etc., committing 40 hours to both entities (combined total), while committing 60 hours/week to TruSo. He is involved in the decision making of each entity, as there are no others involved. Currently TruSo has two employees who assist with marketing and PR management. The company plans to build out its leadership team once funding is complete.

Other business experience in the past three years:

Employer: The Brand Pillars LLC

Title: Owner & Chief Executive Officer

Dates of Service: August 26, 2016 - Present

Responsibilities: Responsible for strategizing and leading company growth.

Other business experience in the past three years:

Employer: Thompsine Properties LLC

Title: Founder & Chief Executive Officer

Dates of Service: July 01, 2019 - Present

Responsibilities: Responsible for strategizing and leading company growth.

Other business experience in the past three years:

Employer: Samsung Electronic America

Title: Contractor (Part-Time)

Dates of Service: June 01, 2012 - Present

Responsibilities: As projects arise, Matthew has worked as a Freelance Contractor for Samsung Electronics America in the Brand Marketing & Communications department.

Other business experience in the past three years:

Employer: LegalShield

Title: Independent Associate (Contractor)

Dates of Service: January 01, 2006 - Present

Responsibilities: Matthew has worked in a freelance contractor role from time to time for LegalShield.

Other business experience in the past three years:

Employer: Virtual Coworking Inc.

Title: Co-Founder

Dates of Service: April 01, 2020 - Present

Responsibilities: Virtual Coworking is a coworking space entity. The entity is currently dormant and does not have any operations under this business.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with

respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Matthew Newman

Amount and nature of Beneficial ownership: 6,000,000

Percent of class: 60.0

RELATED PARTY TRANSACTIONS

Name of Entity: The Brand Pillars LLC

Names of 20% owners: Matthew Newman

Relationship to Company: Director

Nature / amount of interest in the transaction: The Founder & CEO or Truso, Inc., Matthew Newman, is also the Founder & CEO of The Brand Pillars LLC, an experiential marketing staffing agency. As of October 31, 2021, his agency has used $4,779.32 from its operating account to fund various transactions for Truso, Inc.

Material Terms: Total amount $4,779.32. Please see the attached Transaction list for all transactions.

Name of Entity: Thompsine Properties LLC

Names of 20% owners: Matthew Newman

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The Founder & CEO or Truso, Inc., Matthew Newman, is also the Founder & CEO of Thompsine Properties dba ALL IN Coworking of Inglewood, a coworking space. As of October 31, 2021, his company has used $1,012.00 from its operating account to fund various transactions for Truso, Inc.

Material Terms: Total amount $1,012.00. Please see the attached Transaction list for all transactions.

Name of Entity: dba My Lawn Mower & Me

Names of 20% owners: Matthew Newman

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The Founder & CEO or Truso, Inc., Matthew Newman, is also the Founder & CEO of dba My Lawn Mower & Me, a residential and commercial lawn maintenance company. As of October 31, 2021, his company has used $308.25 from its operating account to fund various transactions for Truso, Inc.

Material Terms: Total amount $308.25. Please see the attached Transaction list for all transactions.

Name of Entity: Matthew Newman

Relationship to Company: Matthew Newman is the Founder & CEO of Truso, Inc.

Nature / amount of interest in the transaction: The Founder & CEO or Truso, Inc., Matthew Newman, as of October 31, 2021, has used $11,078.50 from his personal checking account to fund various transactions for Truso, Inc.

Material Terms: Total amount $11,078.50. Please see the attached Transaction list for all transactions.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 548,717 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,285,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity

holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 1,715,000 of shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Common Stock. should only be

undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, or that people think it's a better option than a competing product.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying or underpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow

your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Truso, Inc. was formed on February 17, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Truso, Inc. has incurred a net loss and has had limited revenues generated since inception.

There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that video-based social media app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Truso, Inc,. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Truso, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Risk

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims Risk

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

The Company's Chief Executive Officer and sole Director currently receives no salary and is the Chief Executive Officer of two other businesses.

Matthew Newman is currently the Chairman & CEO of the Company along with being the owner & CEO of The Brand Pillars LLC and Thompsine Properties LLC. Does not currently receive a salary. A salary for the issuer, Matthew Newman, will only be granted in month 13 if the

maximum campaign goal of $1.07M is reached. Should the company not reach the maximum goal, we will postpone salary distribution to the issuer until there is a reasonable amount of positive cash flow to prevent jeopardizing the operations of the company. The issuer, Matthew Newman, manages the day-to-day of both entities. Strategy and implementation, etc., committing 40 hours to both entities (combined total), while committing 60 hours/week to TruSo. He is involved in the decision making of each entity, as there are no others involved. Once the Company has continued its growth and fundraising time period, the Company plans to expand its leadership team and invest in developing the team's business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Truso, Inc.

By /s/ *Matthew Newman*

      Name: <u>Matthew Newman</u>

      Title: Founder, CEO, & Chairman

Exhibit A

FINANCIAL STATEMENTS

TRUSO, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (FEBRUARY 12, 2021) TO
YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Truso, Inc.
Middletown, Delaware

We have reviewed the accompanying financial statements of Truso, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (February 12, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 29, 2022
Los Angeles, California

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total current assets		**-**
Total assets	$	**-**
Credit Card		9,781
Shareholder loan		11,079
Due from related party		6,100
Total current liabilities	$	**26,959**
Total liabilities		**26,959**
STOCKHOLDERS EQUITY		
Common Stock		82,850
Subscription receivable		(82,471)
Retained earnings/(Accumulated Deficit)		(27,338)
Total stockholders' equity		**(26,959)**
Total liabilities and stockholders' equity	$	**-**

See accompanying notes to financial statements.

Inception (February 12, 2021)	**December 31, 2021**
(USD $ in Dollars)	
Net revenue	$ 0
Cost of goods sold	-
Gross profit	0
Operating expenses	
General and administrative	25,616
Sales and marketing	2,103
Total operating expenses	27,719
Operating income/(loss)	(27,719)
Interest expense	9
Other Loss/(Income)	(389)
Income/(Loss) before provision for income taxes	(27,338)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ (27,338)

See accompanying notes to financial statements.

(in , $US)	Common Stock Class A		Subscription receivable		Retained earnings/ (Accumulated Deficit)		Total Shareholders' Equity	
	Shares	Amount						
Inception date February 12, 2021	-							
Issuance of Common Stock	8,285,000	$82,850	$	(82,471)			$	379
Net income/(loss)	-	-			$	(27,338)	$	(27,338)
Balance— December 31, 2021	**8,285,000**	**$82,850**	**$**	**(82,471)**	**$**	**(27,338)**	**$**	**(26,959)**

See accompanying notes to financial statements.

As of inception (February 12, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(27,338)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Credit cards		9,781
Net cash provided/(used) by operating activities		**(17,557)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		-
Net cash provided/(used) in investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stocks		379
Borrowing on shareholder loan		11,079
Amount due from related parties		6,100
Net cash provided/(used) by financing activities		**17,557**
Change in cash		0
Cash—beginning of year		-
Cash—end of year	$	**0**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Truso Inc. was incorporated on February 12, 2021, in the state of Delaware. The financial statements of Truso Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Middletown, Delaware.

Truso has created the world's first app-based social networking platform that is truly social, inclusive and empowering for all individuals. As a video-based application, TruSo creates a social environment that is as close to face-to-face. Unlike audio-only based applications, TruSo was built from the ground up to embrace all mobile phone users, as well as the over 360 million individuals worldwide who are Deaf and hard of hearing. TruSo is a social networking platform created to empower individuals both professionally and financially with a built-in monetization structure and in-app resource library with over one hundred documents and forms for entrepreneurs.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 the Company's cash and cash equivalents did not exceeded FDIC insured limit.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

Truso Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from subscription fees paid by customers who will use the Truso application.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, amounted to $2,103, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with par value of $0.01. As of December 31, 2021, 8,285,000 shares have been issued and are outstanding.

4. DEBT

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Matthew Newman- CEO and the owner	$ 11,079	0.00%	Fiscal Year 2021	No set maturity	$ -	$ -	$ 11,079	$ -	$ 11,079
Total					$ -	$ -	$ 11,079	$ -	$ 11,079

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus, the loan may be called at any time, the loan was classified as current.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 consists of the following:

As of Year Ended December 31,	2021
Net Operating Loss	$ (5,741)
Valuation Allowance	5,741
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021 are as follows:

As of Year Ended December 31,	2021
Net Operating Loss	$ (5,741)
Valuation Allowance	5,741
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $27,388, and the Company had state net operating loss ("NOL") carryforwards of approximately $27,388. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions

6.   RELATED PARTY

From Inception (February 12, 2021) until December 31, 2021, the Company received loans from its owner and CEO, Matthew Newman, in the amount of $11,079. The loan bears no interest rate and has no defined maturity date. Since there is no maturity date set and thus, the loan may be called at any time, the loan was classified as current.

From inception (February 12, 2021) until December 31, 2021, the Company received funds from The Brand Pillars LLC, Thompsine Properties LLC, and My Lawn Mower & Mein in the aggregate amount of $6,100. All three companies are owned by Matthew Newman, who is the owner and CEO of Truso Inc. The loan bears no interest rate and has no defined maturity date.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 29, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company started its crowdfunding campaign on the StartEngine platform by offering of Common Stock in the maximum amount of $1,070,000. Until April 29, 2022, 28,249 stock has been issued for the gross amount of $51,652.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Matthew Newman, Principal Executive Officer of Truso, Inc., hereby certify that the financial statements of Truso, Inc. included in this Report are true and complete in all material respects.

Matthew Newman

Founder, CEO, & Chairman